Exhibit 99.130

April 06, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: THE VALENS COMPANY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 19, 2021
Record Date for Voting (if applicable) :	April 19, 2021
Beneficial Ownership Determination Date :	April 19, 2021
Meeting Date :	May 25, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	91914P108	CA91914P1080

Sincerely,

Computershare

Agent for THE VALENS COMPANY INC.